
SEC MAIL PROCESSING
RECEIVED
MAR _ 5 2007
WASH, D.C.
152
SECTION


07006767

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2007 |
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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 65204 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CROCKER SECURITIES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2999 OAK ROAD, SUITE 230
(No. and Street)

WALNUT CREEK, CALIFORNIA 94597
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LISA MELLO (925) 941-1541
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENDRIKS, G. PAUL
(Name – *if individual, state last, first, middle name*)

1050 NORTHGATE DRIVE, SUITE 52, SAN RAFAEL, CA 94903
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Lisa R. Mello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crocker Securities, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions



CHERYL MCCOY
COMM. #1458994
Notary Public-California
CONTRA COSTA COUNTY
My Comm. Exp. Dec 27, 2007


Notary Public

Signature

Managing Member

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (o) Reconciliation of the Audited Net Capital Computation and the Broker-dealers Corresponding Unaudited Part IIA Net Capital Computation.

CROCKER SECURITIES, LLC

FINANCIAL STATEMENTS

For the year ending December 31, 2006

CROCKER SECURITIES, LLC

For the year ending December 31, 2006

TABLE OF CONTENTS


| | Page |
|---|---|
| Independent Auditor's Report | 3 |
| Financial Statements: | |
| Statement of Financial Condition | 4 |
| Statement of Operations | 5 |
| Statement of Changes in Stockholder's Equity | 6 |
| Statement of Cash Flows | 7 |
| Notes to Financial Statements | 8 - 9 |
| Supplemental Schedules | 10 – 13 |
| Report of Independent Public Accountant | 14 – 15 |

GPH G. PAUL HENDRIKS, MBA
CERTIFIED PUBLIC ACCOUNTANT

# INDEPENDENT AUDITOR'S REPORT

To the Members of Crocker Securities, LLC:

I have audited the statement of financial condition of Crocker Securities, LLC as of December 31, 2006, and the related statements of operations and changes in stockholders' equity and cash flows for the year ending December 31, 2006. The financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Crocker Securities, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year ending December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

My examination has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rules 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



February 13, 2007



1050 Northgate Drive ▪ Suite 52 ▪ San Rafael, CA 94903 ▪ 415/492-8933 ▪ FAX 415/492-8330

CROCKER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

| | |
|---|---|
| Cash | $ 17,105 |
| Receivable from broker-dealer | 50,256 |
| Marketable securities at market value (cost $745,041) | 741,636 |
| Office furniture, equipment and software, net of accumulated depreciation of $27,446 | 12,165 |
| Deposits and other assets | 17,016 |
| Organization expenses, net of accumulated amortization of $886 | 99 |
| | $ 838,277 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Accounts payable and accrued liabilities | 224,438 |
| Due to broker-dealer | 212,815 |
| Securities sold short at market value (cost $5,225) | 5,250 |
| State taxes and fees payable | 6,000 |
| Total liabilities | 448,503 |
| Stockholders' Equity: | |
| Contributed capital | 384,000 |
| Retained earnings | 5,774 |
| Total stockholders' equity | 389,774 |
| | $838,277 |

The accompanying notes are an integral part of these financial statements

CROCKER SECURITIES, LLC

STATEMENT OF OPERATIONS

For the year ending December 31, 2006

| | |
|---|---|
| Revenue | |
| Commissions and trading revenue | $3,735,353 |
| Underwriting revenue | 301,158 |
| Private placement fees | 117,977 |
| Consulting fees | 25,700 |
| Interest income | 1,932 |
| Total revenue | 4,182,120 |
| Expenses | |
| Commissions and clearing costs | 2,516,734 |
| Compensation and benefits | 959,319 |
| Communications and information systems | 170,011 |
| Occupancy | 107,950 |
| Office expenses | 38,271 |
| Business development | 30,201 |
| Regulatory fees | 36,343 |
| Professional services and other | 304,243 |
| Total expenses | 4,163,072 |
| Income (loss) before income taxes | 19,048 |
| Income tax expense | |
| Current | 6,800 |
| Total income tax expense | 6,800 |
| Net income (loss) | $ 12,248 |

The accompanying notes are an integral part of these financial statements

CROCKER SECURITIES, LLC

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ending December 31, 2006

| | Contributed Capital | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|
| BEGINNING BALANCE December 31, 2005 | $301,000 | $ (6,474) | $294,526 |
| Contribution of capital | 100,000 | | 100,000 |
| Owner withdrawals | (17,000) | | (17,000) |
| Net income (loss) | | 12,248 | 12,248 |
| ENDING BALANCE December 31, 2006 | $384,000 | $ 5,774 | $389,774 |

The accompanying notes are an integral part of these financial statements

CROCKER SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the year ending December 31, 2006

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income (loss) | $ 12,244 |
| Adjustments to reconcile net loss to net cash provided by operating activities: | |
| Depreciation and amortization | 9,490 |
| (Increase) decreased in broker dealer receivable | 244 |
| (Increase) decrease in marketable securities | (253,685) |
| Increase (decrease) in accrued liabilities | (27,094) |
| Increase (decrease) in due to broker-dealer | 212,815 |
| Increase (decrease) in securities sold short | (8,258) |
| Net cash provided (used) by operating activities | (54,244) |
| Cash provided by financing activities: | |
| Contributions by owners | 100,000 |
| Withdrawals by owners | (17,000) |
| Net cash provided by financing activities | 83,000 |
| Cash flows from investing activities: | |
| Purchase of furniture and equipment | (3,952) |
| Net cash used by investing activities | (3,952) |
| Net increase (decrease) in cash | 24,808 |
| Cash overdraft at beginning of period | (7,703) |
| Cash at end of period | $ 17,105 |
| Supplemental information: | |
| Income taxes paid | $ 800 |

The accompanying notes are an integral part of these financial statements

CROCKER SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

Note 1) Organization

The Company was organized as a Limited Liability Company on February 19, 2002 in the state of California. In March 2002 the company became registered with the Securities and Exchange Commission as a broker-dealer in securities pursuant to Section 15 (B) of the Securities and Exchange Act of 1934. On July 23, 2002 the Company became a member of the National Association of Securities Dealers, Inc.

The Company's primary business is to act as a broker-dealer of municipal and other debt securities. The Company may also underwrite municipal securities and provide consulting services to municipalities.

Note 2) Summary of Significant Accounting Policies

Office furniture, equipment, and software is depreciated using the straight-line method over useful lives of five to seven years.

Organization costs are amortized over five years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect certain reported amounts of assets and liabilities and the reported amount of revenues and expenses for the reporting period. Actual results could differ from these estimates.

Note 3) Marketable Securities Owned

Marketable securities owned in the amount of $741,636 consists of municipal bonds and other debt securities at current market values. Net unrealized losses of $3,378 are included in securities trading revenue for the year ended December 31, 2006 and are the net result of changes between aggregate cost at time of purchase during the 2006 year and the market value of the securities owned at December 31, 2006.

## Note 4) Provisions for Income Taxes

For income tax purposes the company has been treated as a partnership organized as a California Limited Liability Company. As such, no federal income tax is levied on the Company. For California state tax purposes the company is assessed a minimum tax of $800 paid for the tax period ended December 31, 2006 in addition to a fee of $6,000 based on gross revenue. The minimum franchise tax of $800 for the year ended December 31, 2006 was paid in 2006. There are no deferred taxes.

## Note 5) Net Capital Requirements

The Company is required to maintain minimum net capital as defined by rule 15c3-1 of the Securities and Exchange Commission. On December 31, 2006, the Company's net capital was $312,772, the amount of which is $212,772 in excess of the required net capital. The Company's ratio of aggregate indebtedness to net capital also may not exceed 15 to 1. On December 31, 2006, the Company's net capital ratio was 0.74 to 1.

## Note 6) Lease Obligations

In May 2005 and September 2005 the Company entered into operating leases to rent office premises. The lease terms extend through April 30, 2010 and September 30, 2007. The minimum lease payments to be made over the term of the lease are as follows.

| For year ended | Amount |
|---|---|
| December 31, 2007 | $ 78,706 |
| December 31, 2008 | 58,527 |
| December 31, 2009 | 59,706 |
| December 31, 2010 | 20,003 |
| Total future minimum lease payment | $216,942 |

## Note 7) Company Pension Plan

The Company maintains a pension plan consistent with provisions under section 401(k) of the United States Tax Code. Under this plan employees may make an elective deferral to reduce their taxable gross wages. The Company contributes 3% of an employee's gross wages of up to $200,000 in gross wages per each employee. The Company's contribution to this plan will be $30,000 all of which was accrued and unpaid as of December 31, 2006.

# FOCUS REPORT – PART II

as of December 31, 2006

Firm Name: CROCKER SECURITIES, LLC
Firm ID: 65204

| | | | |
|---|---|---|---|
| 1 | Total ownership equity | | $ 389,774 |
| 2 | Deduct o/e not allowable for net capital | | |
| 3 | Total o/e qualified for net capital | | 389,774 |
| Add: | | | |
| A | Allowable subordinated liabilities | | |
| B | Other deductions or credits | | |
| | Description | Amount | |
| 5 | Total cap & allowable subloans | | |
| 6 | Deductions and/or charges | | |
| A | Total non allowable assets | $ 29,280 | |
| B | Aged Fail to deliver | | |
| 1 | Number of items | | |
| H | Total deductions and/or charges | | 29,280 |
| 7 | Other additions and/or allowable credits | | |
| | Description | Amount | |
| 8 | Net capital before haircuts | | 360,494 |
| 9 | Haircuts on securities: | | |
| A | Contractual commitments | | |
| B | Subordinated debt | | |
| C | Trading and investment securities | | |
| 1 | Exempted securities | $39,261 | |
| 2 | Debt securities | 7,456 | |
| 3 | Options | | |
| 4 | Other securities | | |
| D | Undue concentration | | |
| E | Other | | |
| | Description: | | |
| | Money market | $ 1,005 | |
| | | | (47,722) |
| 10 | Net Capital | | $ 312,772 |

FOCUS REPORT – PART II

as of December 31, 2006

Firm Name: CROCKER SECURITIES, LLC
Firm ID: 65204

| | | |
|---|---|---|
| 11 | Minimum net capital requirement: (based on Aggregate Indebtedness) | 15,363 |
| 12 | Minimum Dollar Requirement | 100,000 |
| 13 | Net capital required (greater of line 11 or 12) | 100,000 |
| 14 | Excess net capital (line 10 less line 13) | 212,772 |
| 15 | Excess net capital @ 1000% (net cap – 10% of AI) | 289,728 |
| | Computation of Aggregate Indebtedness | |
| 16 | Total AI liability from balance sheet | 230,438 |
| 17 | Add: | |
| A | Drafts for immediate credit | |
| B | Market value of securities borrowed where no equivalent value is paid or credited | |
| C | Other unrecorded amounts<br>Descriptions — Amount | |
| 19 | Total Aggregate Indebtedness | 230,438 |
| 20 | Percentage of aggregate indebtedness to net capital | 74 |
| 21 | Percentage of aggregate indebtedness to net capital after anticipated withdrawals | 74 |

Other ratios

| | | |
|---|---|---|
| 29 | Percentage of debt to debt-equity (15c3-1(d)) | |
| 30 | Option deductions/Net Capital | |

SCHEDULE II

CROCKER SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
DECEMBER 31, 2006

An exemption from Rule 15c3-3 is claimed based upon section (k) (2) (B).
All customer transactions are cleared through other broker-dealers on a fully disclosed basis. The Company clears its securities transactions through Pershing, LLC, SEC #8-17574.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Not applicable.

SCHEDULE III

# CROCKER SECURITIES, LLC

## RECONCILIATION OF THE AUDITED NET CAPITAL COMPUTATION AND THE BROKER-DEALER'S CORRESPONDING UNAUDITED PART IIA NET CAPITAL COMPUTATION

December 31, 2006

(Additional Information)

| | |
|---|---|
| Net capital per unaudited statements | $311,459 |
| Add (deduct) audit differences: | |
| Rounding differences | 2 |
| Reduction in haircuts on exempted securities | 1,311 |
| Net capital per audited statements | $ 312,772 |

GPH G. Paul Hendriks, MBA
CERTIFIED PUBLIC ACCOUNTANT

# Report of Independent Public Accountant

To the Members of Crocker Securities, LLC:

In planning and performing my audit of the financial statements of Crocker Securities, LLC, for the year ending December 31, 2006, I considered its internal control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by Crocker Securities, LLC, including tests of compliance with such practices and procedures, and that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3 (k). I did not review the practices and procedures followed by the company (I) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of the differences for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (iii) in obtaining and maintaining physical possession and control; of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded from loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



1050 Northgate Drive ▪ Suite 52 ▪ San Rafael, CA 94903 ▪ 415/492-8933 ▪ FAX 415/492-8330

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration internal control would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish those objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



San Rafael, California
February 13, 2007

END